UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 18, 2023

YS RE RAF I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

300 Park Avenue, 15th Floor New York, NY	10022
(Address of principal executive offices)	(Zip code)

(844) 943-5378

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

On December 18, 2023 YS RE RAF I LLC purchased at par a $5,000,000 position in a new $18,431,250 senior loan (the “Loan”) to a commercial property owner.

The Loan is secured by, among other things, a first priority mortgage lien on a 143,650 SF office property with 645 parking spaces and a 5.78-acre parcel of raw land zoned for industrial development in the Southwest Tucson Office submarket of Tucson, AZ. The property, constructed in 2002, is 100% leased to a publicly-listed multinational aerospace and defense conglomerate on a triple-net (NNN) lease through March 2032, which is structured with three, 3-year extension options at the mutual election of the tenant and borrower. The tenant occupied the property shortly after it was completed in 2002 and is an investment grade rated issuer (BBB+ by S&P as of November 2023).

The Loan is structured as a fixed rate interest-only instrument bearing an annual interest rate of 10.00% with 8.25% paid current and 1.75% accruing and compounding monthly. The Loan will have an initial term of twenty-four (24) months, with two extension options, including (a) one, twelve (12) month extension option, subject to certain conditions including there being no ongoing default, and (b) one, six (6) month extension option, subject to certain conditions including there being no ongoing default. If the extension options are exercised, the Loan will have a fully extended maturity of forty-two (42) months from the closing date. If an extension is exercised, the principal and accrued interest will be due at the maturity of the extension. Otherwise, such amounts will be due on the initial maturity date in twenty-four months.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on December 20, 2023.

YS RE RAF I LLC

By:	YieldStreet Management, LLC, its manager

/s/ Michael Weisz
By:	Michael Weisz, Chief Executive Officer